

June 13, 2011

<u>Via E-mail</u>
Jon S. Brumley
President and Chief Executive Officer
Enduro Resource Partners LLC
777 Main Street, Suite 800
Fort Worth, Texas 76102

> **Re:** **Enduro Resource Partners LLC**
> **Enduro Royalty Trust**
> **Registration Statements on Form S-1**
> **Filed May 16, 2011**
> **File No. 333-174225 and 333-174225-01**

Dear Mr. Brumley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.

3.  In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit.  Also include updated disclosure, and monitor your need to provide updated financial statements and auditor's consents, and advise us regarding the status of your application to list on The New York Stock Exchange.  If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

4.  Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.  Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

5.  Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

6.  You discuss the use of hydraulic fracturing in the Haynesville Shale, and provide risk factor disclosure regarding hydraulic fracturing.  Please tell us, with a view toward disclosure:

    *   the location of fracturing activities on your properties;

    *   your acreage subject to fracturing;

    *   the percentage of your reserves subject to fracturing;

    *   the anticipated costs and funding associated with fracturing activities; and

    *   whether there have been any incidents, citations, or suits related to fracturing operations on your properties for environmental concerns, and if so, what has been your response.

7.  In regard to hydraulic fracturing operations on your properties, please also tell us what steps you or your third party operators have taken to minimize any potential environmental impact.  For example, and without limitation, please explain if you or your third party operators:

    *   have steps in place to ensure that the drilling, casing, and cementing adhere to known best practices;

    *   monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

    *   evaluate the environmental impact of additives to the frac fluid; and

    *   minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Cover Page

8.  Please revise the cover page to indicate Enduro Sponsor's beneficial ownership interest in the trust units after the offering.  Also disclose Enduro Sponsor's interest if the underwriters exercise their over-allotment option in full.

9. In your description of "The Trust," disclose that Enduro Sponsor will receive the remaining 20% of the net profits from the sale and production from the Underlying Properties.

Prospectus Summary, page 1

Enduro Royalty Trust, page 1

10. We note your disclosures under the above referenced subheading and elsewhere that the Third Party Operators operate "substantially all of the wells." Please quantify this conclusion, and explain whether affiliated companies of Enduro Sponsor also operate any of the wells. We also refer you to the related risk factor on page 18.

Structure of the Trust, page 5

11. Please revise your organizational chart to indicate that Enduro Sponsor will retain 20% of the net proceeds from the Underlying Properties.

Summary Historical and Unaudited Pro Forma Financial Data of Enduro Sponsor, page 9

12. For clarity, please add a vertical line to your chart on page 10 to separate the unaudited information from the audited information for Enduro Sponsor. Please do likewise on page ENDURO 5.

Use of Proceeds, page 33

13. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses by Enduro Sponsor. In that regard, it is insufficient to indicate only that the proceeds will be used to repay its senior secured credit loan and for "general limited liability company purposes." Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. For example, we note the disclosure on page 44 regarding estimated lease operating expenses, production and other taxes and development costs. Refer generally to Item 504 of Regulation S-K.

Enduro Sponsor, page 34

Management Officers of Enduro Sponsor, page 36

14. We note your statement, that "Enduro Sponsor will be managed by an executive management team consisting of officers and employees of Enduro Resource Holdings LLC." We also note that you have not provided any executive compensation information for Enduro Sponsor. We further note that Enduro Sponsor is a wholly owned subsidiary of Enduro Resource Holdings LLC. Please tell us the percentage of time each member of the executive management team of Enduro Resource Holdings LLC spends managing Enduro

Sponsor.  Provide us with an analysis as to whether you are required to provide the information set forth in by Item 402 of Regulation S-K with respect to these persons.

Summary Historical and Unaudited Pro Forma Financial, Operating and Reserve Data of Enduro Sponsor, page 35

15. For clarity, please add a vertical line to your chart here to separate the unaudited information from the audited information for Enduro Sponsor.  Additionally, it appears that your header, "Enduro Sponsor Pro Forma As Adjusted for the Offering…" is misaligned.

Lock-Up Agreements, page 79

16. Please disclose the "specified exemptions," as well as the circumstances under which Barclays Capital Inc. would give consent, pursuant to which the lock-up participants would be able to sell their trust units.

Unaudited Pro Forma Combined Underlying Properties

Unaudited Pro Forma Combined Statement of Historical Revenues and Direct Operating Expenses of the Underlying Properties, page F-23

17. Please revise your filing to remove the pro forma financial statement for the year ended December 31, 2008 included under this section. We refer you to the guidance in Rule 11-02(c)(2)(i) of Regulation S-X.

Enduro Resource Partners LLC

Consolidated Balance Sheet, page ENDURO F-20

18. We note that you recorded $1,832,000 oil and natural gas revenue payable as a current liability as of December 31, 2010. Please expand your disclosure to describe the terms and conditions of the transaction underlying this item.

Unaudited Pro Forma Statement of Operations, page ENDURO F-41

19. We note that you have recorded adjustments to decrease the oil and gas sales, operating expenses and depreciation expenses attributable to the Net Profits Interest to be conveyed to Enduro Royalty Trust.  Please clarify how you have calculated these pro forma adjustments.

Engineering Comments

Enduro Royalty Trust, page 1

20. Please tell us the decline rate of the proved developed reserves and the decline rate of the total proved reserves shown in the bar chart on page 3.

Risk Factors, page 16

Third party operators are the operators of substantially all the wells…..page 18

21. As you do not operate any of your properties and, therefore, do not control the timing of development, please tell us when you estimated the development of your proved undeveloped reserves would occur and the basis for that estimate. For the wells that you estimated in the reserve report to be drilled in 2011, tell us if they have been drilled or if you have approved AFEs to drill them in 2011.

East Texas/North Louisiana Region, page 54

22. Please remove the reference to an additional 134 gross wells.  This does not appear to comply with paragraphs (c) and (d) of Item 1206 of Regulation S-K.

23. We note that even though you appear to place emphasis on the Haynesville Shale in your East Texas/Louisiana discussion, it is not in the table of major operating areas on page 51. Please explain this to us.

Reserve Reports, page 56

24. Please remove the reference to the SPE Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information and disclose the actual qualifications and experience of the internal technical person overseeing the reserve estimates.  Please see paragraph (7) of Item 1202 of Regulation S-K.

25. You state under Significant Assumptions Used to Prepare the Projected Cash Distributions that you expect annual production from the Underlying Properties to remain relatively constant over the next five years due to development drilling by the Third Party Operators, as reflected in the reserve reports.  Please tell us the basis of this projection.  In addition, please reconcile your projection with the fact that production in 2009 declined by 5.4% and in 2010 it declined by 12% as shown in the table on page 58.  Production does not appear to be "relatively constant" in spite of the drilling of 68.9 net wells from 2008 to 2010 so it appears this language needs to be revised to be more objective as well as the production forecast in the reserve report.

26. We note that your proved undeveloped reserves almost doubled in 2010. Please provide the disclosure found in Item 1203 of Regulation S-K regarding material changes in proved undeveloped reserves and the development of proved undeveloped reserves during the past year. Please see paragraphs (b –d) of Item 1203.

27. There are significant revisions in gas reserves in 2008 and 2010. Please provide an appropriate explanation for these changes. Please see paragraph 50-5 of ASC Topic 932

Supplemental Oil and Natural Gas Disclosures, page F-6

Oil and Natural Gas Reserve Quantities, page F-6

28. Here and on pages F-12, F18 and Enduro F-15, please revise your document to provide the current definition of proved reserves as found in Rule 4-10(2)(22) of Regulation S-X.

Standardized Measure of Discounted Future Net Cash Flows, page F-6

29. We note that the future production cost declined significantly in 2010 versus 2009 even though reserves increased by over 16% in 2010. Please reconcile this.

Firm Transportation Agreement, page F-35

30. Please expand your disclosure to provide the required disclosure from paragraphs (a –d) of Item 1207 regarding delivery commitments.

Annex A-C

31. Please remove the third party engineer letters and have them resubmit new letters that include a discussion of the primary economic assumptions they used in the reserve estimates. Part of these assumptions should include the prices used for oil and gas after applying the appropriate differentials. Please see paragraph (8)(v) of Item 1202 of Regulation S-K.

32. In the new third party engineer letters include a discussion on the possible effects of government regulations on your ability to recover the estimated reserves. Please see paragraph (8)(vi) of Item 1202 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li, Staff Accountant, at (202) 551-3335, or Sandra Eisen, Staff Accountant, at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.  You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.  Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ H. Roger Schwall for

Anne Nguyen Parker
Branch Chief

cc:     Sean T. Wheeler
         Latham & Watkins LLP